Exhibit 99.1

Vitru Announces Share Buyback Program

Florianópolis, Brazil, May 11, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru” or “Company) announces that its Board of Directors has approved a share buyback program to purchase up to 500,000 of its common shares until the earlier of the completion of the buybacks and May 15, 2024. Under the share buyback program, the buybacks may be made from time-to-time in the open market and pursuant to negotiated purchases in compliance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company expects to finance the purchases with own cash balances derived from retained and future earnings. Just as a reference, at the closing share price of May 10, 2023 (US$15.01, or approximately R$75.00 at the current foreign exchange rate), the program would amount to buybacks of R$37.5 million in total, which would be equivalent to 18.3% of the consolidated Adjusted Net Income of 2022 (R$204.9 million).

Mr. Carlos Freitas, Chief Financial and Investor Relations Officer of Vitru, commented: “This share buyback program reflects our confidence in the long-term growth prospects of Vitru, as well as our commitment to increasing shareholder value.”

Under the share buyback program, buybacks may be made from time-to-time in the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions, in compliance with applicable rules and regulations, including Rules 10b5-1 and 10b-18 under the Exchange Act. The specific prices, numbers of shares, and timing of buyback transactions will be determined by the Company from time to time in its sole discretion. In any event, buybacks are subject to market conditions, available liquidity, cash flow, applicable legal requirements, and other factors. The Board of Directors will review the share buyback program periodically and may authorize adjustment of its terms and size. The share buyback program does not obligate the Company or any agent to acquire any particular amount of common shares and may be suspended or discontinued at any time.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IR

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/